

Mailstop 3233

December 1, 2017

<u>Via E-mail</u>
David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 Fifth Avenue, 12th Floor
New York, NY 10019

   Re: **Resource Capital Corp.**
     Form 10-K for the fiscal year ended December 31, 2016
     Filed March 16, 2017
     Form 10-Q for the interim period ended September 30, 2017
     Filed November 9, 2017
     File No. 1-32733

Dear Mr. Bryant:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1. We note your separate disclosures pertaining to interest income and interest expense recognized for the periods presented. Please tell us how you considered providing the following information; refer to SAB Topic 11K and ASC 942-10-S99-4:

   a. Average yield on all interest-earning assets and the average effective rate paid on all interest-bearing liabilities pursuant to Item I.B.4. of Securities Act Industry Guide 3;

David J. Bryant
Resource Capital Corp.
December 1, 2017
Page 2

     b. Net yield on interest-earning assets pursuant to Item I.B.5.; and

     c. Given your disclosure highlighting the impact to interest income on commercial real estate loans due to a decrease in the weighted average balance of such loans, providing a rate/ volume analysis pursuant to Item I.C.

Form 10-Q for the interim period ended September 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Income, page 63

2. Please tell us, and consider providing disclosure to discuss, the difference between fee income recognized as a component of interest income primarily attributable to CRE loans and Fee income as separately disclosed on your statement of operations. Additionally in future periodic filings, highlight if true, that the weighted average yields disclosed for interest income and expense for interim periods are annualized.

Core Earnings, page 94

3. We note your presentation of core earnings, and the exclusion of Non-cash (recovery of) provision for CRE loan losses. Please tell us your rationale for adjusting to exclude this amount from core earnings given it appears to be integral to operating your business. Additionally, tell us your basis for excluding incentive management fees, which are recurring operating expenses paid primarily in cash; refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the C&DIs on Non-GAAP Financial Measures.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.

     Sincerely,

     /s/ Shannon Sobotka

     Shannon Sobotka
     Staff Accountant
     Office of Real Estate
     & Commodities